

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2012

Via E-Mail
Mr. David F. DeVoe
Chief Financial Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

>   **Re: News Corporation**
>   **Form 10-K for the year ended June 30, 2011**
>   **Filed August 15, 2011**
>   **File No. 001-32352**

Dear Mr. DeVoe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2011

Management's Discussion and Analysis, page 44
Liquidity and Capital Resources, page 64

1. We note from your disclosure in Note 18 that the Company has not provided for U.S. taxes on undistributed earnings of foreign subsidiaries of approximately $8.6 billion as such amounts are considered to be reinvested indefinitely. In light of the significant amount of cash on your balance sheet at June 30, 2011, please revise the Liquidity section of MD&A to disclose the amount of cash and cash equivalents held in foreign subsidiaries as of the end of the fiscal year. Your disclosure should also include a statement that the company would need to accrue and pay taxes if repatriated and a statement that the company does not intend to repatriate the funds.

Note 16. Commitments and Contingencies, page 123

2. We note your disclosures indicating that for the described contingencies initiated in 2011, the Company and the Board of Directors believe that these claims are entirely without merit and intend to vigorously defend them, even though the outcome of some of these matters is uncertain. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. We note that your disclosures in Form 10-Q for the three months ended September 30, 2011 remain relatively unchanged from your Form 10-K for the fiscal year ended June 30, 2011. In this regard, please confirm your understanding of this matter and revise your disclosures in future filings to comply with the requirements of ASC 450-20-50, accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel

Branch Chief